UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

(Check One):  |X|Form 10-K   Form 20-F  Form 11-K    Form 10-Q      Form N-SAR


 For Period Ended:         December 31, 1999
                  --------------------------------------------------------------
  Transition Report on Form 10-K       Transition Report on Form 10-Q
  Transition Report on Form 20-F       Transition Report on Form N-SAR
  Transition Report on Form 11-K
 For the Transition Period Ended:
                               -------------------------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

NOTHING  IN THIS  FORM  SHALL BE  CONSTRUED  TO IMPLY  THAT THE  COMMISSION  HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                        PART I -- REGISTRANT INFORMATION

SPAR Group, Inc.
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Full Name of Registrant


PIA Merchandising Services, Inc.
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Former Name if Applicable


580 White Plains Road, Sixth Floor
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Address of Principal Executive Office (Street and Number)


Tarrytown, New York 10591
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City, State and Zip Code

                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b)  The subject annual report,  semi-annual report,  transition report
  [X] on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A



                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                 SEC 1344 (6/94)

                          PART IV -- OTHER INFORMATION
--------------------------------------------------------------------------------

1. Name and telephone number of person to contact in regard to this notification

     Charles Cimitile, Chief Financial Officer      914            332-4100
     -----------------------------------------      ---            --------
                     (Name)                     (Area Code)   (Telephone Number)

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months No or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s)                        Yes         No
                                               -----------  -----------
                                                    X
                                               -----------  -----------

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in No the subject report or portion
     thereof?                                      Yes         No
                                               -----------  -----------
                                                    X
                                               -----------  -----------


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

                                SEE ATTACHMENT B


--------------------------------------------------------------------------------

                                SPAR Group, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

   has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                 By:/s/ Charles Cimitile
                                    ------------------------------------
Date:  March 31, 2000               Name:        Charles Cimitile
       --------------               Title:       Chief Financial Officer

                                  ATTACHMENT A

                              PART III - NARRATIVE


The Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 (the "Annual Report") could not be filed within the prescribed time period since the Registrant has not finalized all of its accounting matters in connection with the recent reverse merger of its subsidiary with SPAR Acquisition, Inc. As a result, the information necessary to complete the Annual Report, including the financial statements and the notes thereto, have not yet been completed.

                                  ATTACHMENT B

                           PART IV - OTHER INFORMATION

The Registrant anticipates reporting that the results of operations for the fiscal year ended December 31, 1999 have substantially changed in comparison with the results of operations for the nine months ended December 31, 1998. The reverse merger between a subsidiary of SPAR Group, Inc. (f/k/a PIA Merchandising Services, Inc.) and SPAR Acquisition, Inc., consummated on July 8, 1999, has been accounted for as required under GAAP as a purchase by SPAR Acquisition, Inc. and its subsidiaries of PIA Merchandising, Inc. (SPAR Group, Inc. pre-merger) and its subsidiaries, with the books and records of the Registrant being adjusted to reflect the historical operating results of SPAR Acquisition, Inc. As a result, the year end comparisons do not include any of the revenues and expenses of PIA Merchandising Services, Inc. (SPAR Group, Inc. pre-merger) prior to July 8, 1999 (including all of 1998), or any revenues or expenses of the business acquired by SPAR Performance Group, Inc., an indirect subsidiary of SPAR Group, Inc., prior to January 15, 1999 (including all of 1998), in the revenues and expenses of the SPAR Group prior to such dates.

For the fiscal year ended December 31, 1999, the Registrant anticipates reporting pro forma net income of $1.242 million, or $.08 per pro forma diluted share, compared with pro forma net income of $3.856 million, or $.30 per pro forma diluted share, in the nine months ended December 31, 1998. These results are based upon a 21.4 percent increase in the pro forma diluted weighted shares outstanding in the 1999 fiscal year. Revenues for the fiscal year ended December 31, 1999 increased to $116.525 million from $32.601 million for the nine months ended December 31, 1998.

Results for the year ended December 31, 1999 include six months of PIA operations and eleven and one-half months of MCI operations. Results for the nine months ended December 31, 1998 do not include a pre-merger net loss of $3.2 million for PIA and a pre-acquisition income of $0.6 million for MCI.

Consolidated figures for the fiscal year include a non-cash, non-recurring provision for income tax for conversion of the prior SPAR Group companies from a subchapter S status to a C corporation.